Exhibit 99.1

Hoak Public Equities, L.P.

500 Crescent Court, Suite 230

Dallas, Texas 75201

VIA FACSIMILE

December 3, 2008

Mr. Don A. Patterson

Chairman

Special Committee of the Board of Directors of Meadow Valley Corporation

4602 East Thomas Road

Phoenix, AZ  85018

Dear Don:

Please be advised that Hoak Public Equities, LP (“HPE”), a holder of more than 5% of the outstanding shares of Meadow Valley Corporation (“MVCO” or the “Company”), will not support any renegotiation of the Agreement and Plan of Merger (“Merger Agreement”), between the Company and Phoenix Parent Corporation, an affiliate of Insight Equity 1, L.P. (“Insight”), that results in net proceeds of less than $11.25/share.

While we were never enthusiastic with the terms of the Merger Agreement announced on July 28, 2008, we were reluctantly prepared to support it.  Since that time, the Company has continued to exceed financial and operating expectations, add to its backlog, and generate significant free cash flow despite incurring several million dollars of excessive, and non-recurring, outside professional fees.  In addition, on September 9, 2008, the Company reached a settlement on a legal claim with the Federal Highway Administration for $3.2 million.  More importantly, it is very likely that the company will receive additional future legal settlements that could exceed $5+ million dollars.  These specific examples substantially reduce Insight’s true purchase price at the expense of MVCO’s existing shareholders.  We seriously question how a legitimate fairness opinion at any price below $11.25/share could be issued.

After careful deliberation and consultation with legal counsel, it is our belief that Insight’s claim of a Material Adverse Effect, as defined in the Merger Agreement, has not occurred.  With this in mind, we would urge the Special Committee, on behalf of all MVCO shareholders, to take any and all actions necessary to ensure that the transaction closes both on the terms, and within the timeframe, originally agreed upon in the Merger Agreement.  In addition, HPE is exploring its own legal remedies against all parties involved in the event that the deal is not so consummated.

Please feel free to contact me if you would like to discuss this in further detail.

Sincerely,

J. Hale Hoak

President